UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Date of Report (Date of Earliest Event Reported)

Global Ship Lease, Inc.

(Exact name of registrant as specified in its charter)

Global Ship Lease, Inc.

(Translation of Registrant’s name into English)

c/o 10 Greycoat Place

London SW1P 1SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _______ No ___X____

On August 19, 2008, Global Ship Lease, Inc. issued a press release which is attached hereto and incorporated herein by reference.

Media Contact: Tyler Wilson

The IGB Group

646-673-9701

Global Ship Lease Expects to File Warrant Registration Statement and Announce Record Date for Starting Dividend in Early September

NEW YORK, NEW YORK—(Marketwire—Aug. 19, 2008) – Global Ship Lease, Inc. (NYSE: GSL)(NYSE: GSL.U)(NYSE: GSL.WS), a rapidly growing containership charter owner and the twentieth largest in the industry, today announced it expects to declare its starting dividend of $0.23 per Class A common share in early September. The company expects to file its warrant registration statement on or around September 4, 2008 and shortly thereafter will declare the starting dividend, with the record date set for ten days later.

Global Ship Lease expects to pay regularly quarterly dividends of $0.23 per share on its Class A common shares beginning with respect to the third quarter of 2008 in addition to the starting dividend. Subject to subordination provisions, the company also expects to pay regular quarterly dividends of $0.23 per share on its Class B subordinated common shares beginning with respect to the fourth quarter of 2008.

Warrant Registration Statement and Second Quarter 2008 Financials

Global Ship Lease expects to file its warrant registration statement on or around September 4, 2008 on form F-1 with the Securities and Exchange Commission. The company’s second quarter financials will be included in this filing.

Shares Outstanding

At the close of the merger between Global Ship Lease and Marathon Acquisition Corp., 7.985 million shares of Marathon Acquisition Corp. common stock were converted for cash at an approximate trust value of $7.935 per share. In addition, pursuant to its previously announced repurchase program, the company purchased and retired 8.473 million shares of Marathon.

Global Ship Lease has outstanding 33.204 million Class A common stock, 7.406 million subordinated Class B common shares, and 12.375 million Class C common shares.

New York Stock Exchange Listing

Global Ship Lease’s common stock, warrants, and units began trading on the New York Stock Exchange under the symbol “GSL,” “GSL.WS,” and “GSL.U,” respectively, on Friday, August 15, 2008.

About Global Ship Lease

Global Ship Lease is a rapidly growing containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease currently owns 12 vessels and has contracts in place to purchase an additional five vessels for $437 million from CMA CGM four of which are expected to be delivered in December 2008 and one in July 2009.

Once all of the contracted vessels have been delivered, Global Ship Lease will have a 17 vessel fleet with total capacity of 66,297 TEU and a weighted average age of 5.5 years. All of the contracted vessels are under long-term charters to CMA CGM with an average remaining charter term of approximately 11 years.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Marathon’s current expectations or forecasts of future events. Forward-looking statements include statements about Marathon’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand growth in the international containership industry;

•	future payments of dividends and the availability of cash for payment of dividends;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking (beyond the disclosed reserve), survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	Global Ship Lease’s ability to repay its credit facility and grow using the available funds under its credit facility;

•	assumptions regarding interest rates and inflation;

•	change in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including discharge of pollutants and vessel collisions;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing in the future (from warrant exercises or outside services) to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve Global Ship Lease’s capital base;

•	ability to effect an acquisition and to meet target returns;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into long-term, fixed-rate charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations; and

•	potential liability from future litigation.

Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons. Accordingly, you should not unduly rely on these forward-

looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

By:	/s/ Ian J. Webber
Name: Ian J. Webber Title: Chief Executive Officer

August 20, 2008